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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Commtouch Software Ltd.
________________________________________________________________________________
(Name of Issuer)
________________________________________________________________________________
(Title of Class of Securities)

M25596103
 ________________________________________________________________________________
 (CUSIP Number)

Janet N. Gabel, Esq.
700 Guaranty Building
28 Church Street
Buffalo, NY 14202
________________________________________________________________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2003
________________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M25596103

1.	Name of Reporting Person: XDL Capital Corp.	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☐
	(b) ☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions):
AxcessNet Resources LLC - WC
Bert Amato - PF
Compugen Systems Ltd. - WC
Delta Capital Investments Ltd. - unknown
KKB Ventures LLC - unknown
XDL Capital Corp. - WC
Edward B. Roberts -PF
LENE L.P. - WC
	Yona Hollander - PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:

AxcessNet Resources LLC. -  limited liability company organized under the laws of Delaware
Bert Amato - Canadian
Compugen Systems Ltd. - Organized under the laws of Ontario Canada
Delta Capital Investments Ltd. - unknown
KKB Ventures LLC - unknown
XDL Capital Corp. - Organized under the laws of Ontario, Canada
Edward B. Roberts - US citizen
LENE L.P. -  Limited Partnership organized under the laws of Delaware
Yona Hollander - Israeli citizen

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

9.	Sole Dispositive Power:

Bert Amato -  320,000
AxcessNet Resources LLC - 352,000
Compugen Systems Ltd. - -400,000
Delta Capital Investments Ltd. -  160,000
KKB Ventures LLC - 800,000
XDL Capital Corp. - 400,000
Edward B. Roberts -  240,000
LENE L.P. -   160,000
Yona Hollander  64,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
	Bert Amato	320,000
	AxcessNet Resources LLC	352,000
	Compugen Systems Ltd.	400,000
	Delta Capital Investments Ltd.	160,000
	KKB Ventures LLC	800,000
	XDL Capital Corp	400,000
	Edward B. Roberts	240,000
	LENE L.P.	160,000
	Yona Hollander	64,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):
	Bert Amato	1.4
	AxcessNet Resources LLC.	1.6
	Compugen Systems Ltd.	1.8
	Delta Capital Investments Ltd.	.7
	KKB Ventures LLC	3.6
	XDL Capital Corp	1.8
	Edward B. Roberts	1.1
	LENE L.P	.7
	Yona Hollander	.3

14.

Bert Amato   IN
AxcessNet Resources LLC. - OO
Compugen Systems Ltd. - CO
 Delta Capital Investments Ltd. - UNKNOWN
KKB Ventures LLC  -  OO
XDL Capital Corp. - CO
Edward B. Roberts -  IN
LENE L.P. -  PN
Yona Hollander -  IN

Item 1. Security and Issuer.

The title and class of equity securities to which this statement relates are Warrants for the acquisition of Ordinary Shares, par value NIS 0.05 per share, and Convertible Promissory Notes ("Notes"), convertible into Ordinary Shares, or if more than one class of securities shall be outstanding at the time of conversion of the Notes, stock with rights equal to the most senior class or series of such securities.

The issuer is Commtouch  Software Ltd., 6 Hazoran St., Poleg  Industrial  Park, P.O. Box 8511, Netanya 42504, Israel.

Item 2. Identity and Background.

This filing is being made with respect to the following:

Bert Amato whose address is 364 Glencairn Avenue, Toronto, Ontario M5N 1V1.  He is a Technology Consultant, whose employment address is 364 Glencairn Avenue, Toronto, Ontario M5N 1V1.  He is a Canadian citizen.  In the past five years he has not been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding with respect to state or federal securities laws;

AxcessNet Resources LLC., whose address is 1050 Winter Street (Suite 2400), Waltham MA 02451; It is a limited liability company organized under Delaware law.  It has not been  (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding with respect to state or federal securities laws

Compugen Systems Ltd. whose address is 25 Leek Cres,  Richmond Hill, ON Canada L4B 4B3.  The corporation is organized under the laws of Ontario Canada and its principal business is Technology.  Harry Zarek is the Director and President and controlling shareholder of the corporation and his address is 25 Leek Cres, Richmond Hill, ON Canada L4B.  In the past five years, neither the corporation, nor Mr. Zarek have been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding with respect to state or federal securities laws;

Delta Capital Investments Ltd. whose address is 37-41 Bedford Row London, WC1R4JH;

Yona Hollander, whose address is 19261 Phil Lane, Cupertino, CA 95014.  Mr. Hollander is the Vice President of Security Research for Entercept Security Technologies, 1740 Technology Drive, Suite 600, San Jose, CA 95110.  He is a citizen of Israel.  In the past five years he has not been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding with respect to state or federal securities laws.

KKB Ventures LLC, whose address is 285 Musketaquid Rd. Concord, Ma.  01742;

LENE L.P., whose address is c/o Lloyd E. Shefsky, General Partner, 444 N. Michigan Ave. Chicago, IL 60611, is a limited partnership organized under the laws of Delaware.  Its general partners are Lloyd and Natalie Shefsky.  Its principal business is investment activities.  In the past five years, neither the limited partnership, nor its general partners have been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding with respect to state or federal securities laws;

Edward B. Roberts, whose address is David Sarnoff Professor of the Management of Technology MIT Sloan School of Management 50 Memorial Drive, E52-535 Cambridge MA 02142-1347.  He is a professor at the Massachusetts Institute of Technology, 50 Memorial Drive, Cambridge MA 02142.  He is a U.S. citizen.  In the past five years he has not been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding with respect to state or federal securities laws; and

XDL Capital Corp., whose address is 30 St. Clair Avenue West, Ste. 901, Toronto,  M4V 3A1.  The corporation is organized under the laws of Ontario Canada and its principal business is investment of company funds and management of a venture capital corporation.  In the past five years, none of its officers or directors or shareholders have been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding with respect to state or federal securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds and the consideration for the acquisition of the securities were as follows:

Bert Amato	Personal Funds	$ 40,000
AxcessNet Resources LLC.	Working Capital	$ 44,000
Compugen Systems Ltd.	Working Capital	$ 50,000
Delta Capital Investments Ltd.	Source unknown	$ 20,000
KKB Ventures LLC	Source unknown	$100,000
XDL Capital Corp.	Working Capital	$ 50,000
Edward B. Roberts	Personal Funds	$ 30,000
LENE L.P.	Working Capital	$ 20,000
Yona Hollander	Personal Funds	$ 8,000

Item 4. Purpose of Transaction.

Each of Bert Amato, Compugen Systems Ltd., XCL Capital Corp., Edward B. Robert, LENE L.P. and Yona Hollander made the acquisition of Company securities for investment.

(a) Each of the persons listed in Item 2 (each a "Holder") received a Convertible Promissory Note (each a "Note") in the principal amount set forth next to his, her or its name above in Item 3.  Such notes are convertible into Ordinary Shares, or if more than one class of securities shall be outstanding at the time of conversion of the Notes, they shall be convertible into shares with rights equal to the most senior class or series of such securities.  The number of shares into which each Note is convertible shall be equal to (i) the outstanding principal balance plus accrued interest on the Note at the time of conversion divided by .25.  Each Holder also received Warrants to acquire Ordinary Shares.

Each Holder is also entitled to receive additional warrants to acquire additional Ordinary Shares in each of the next three years.  In each year, each Holder will be entitled to receive warrants for the number of Ordinary Shares equal to the quotient of the interest accumulated on such loan for such year divided by .25.

Pursuant to the terms of a Convertible Loan Agreement dated as of January 29, 2003, between the Holders and the Commtouch Software Ltd. (the "Company"), upon the election of those Holders who have lent the Company a majority of the loan amounts described in such Loan Agreement, the Holders will loan additional amounts to the Company and the Company will issue additional convertible promissory Notes to the Holders in the following amounts: AxcessNet Resources LLC., $66,000; Bert Amato, $60,000; Compugen Systems Ltd., $75,000; Delta Capital Investments Ltd., $30,000; KKB Ventures LLC,$150,000; XDL Capital Corp., $75,000; Edward B. Roberts, $45,000; LENE L.P., $30,000; and Yona Hollander, $12,000.  Such convertible promissory notes, if issued, shall be convertible into shares having identical rights to the most senior shares of the Company.  The number of shares into which such a convertible promissory note shall be convertible will be equal to the outstanding balance of the loan at the time of conversion divided by .25.

In addition, if such additional loans are made, each Holder shall receive warrants to purchase such number of Ordinary Shares equal to the number of shares such Holder will receive upon conversion of such note.

If such additional loans are made, each Holder will be entitled to receive additional warrants to acquire additional Ordinary Shares in each of the three years following the date of such additional loans.  In each such year, each Holder will be entitled to receive warrants for the number of Ordinary Shares equal to the quotient of the interest accumulated on such loan for such year divided by .25.

(b) none

(c) none

(d) none

(e) none

(f) none

(g) none

(h) none

(i) none

(j) none

(a) Upon information and belief, there are currently outstanding 22,211,789 Ordinary Shares of the Company.  Each of the Holders is currently entitled to receive the following number of shares upon conversion of its Note and exercise of the Warrants currently held by him, her or it:

	Shares Receivable on Note Conversion	Shares Receivable on Warrant Exercise	Percentage Ownership
Bert Amato	160,000	160,000	1.44
AxcessNet Resources LLC	176,000	176,000	1.58
Compugen Systems Ltd.	200,000	200,000	1.80
Delta Capital Investments Ltd.	80,000	80,000.72
KKB Ventures LLC	400,000	400,000	3.60
XDL Capital Corp.	200,000	200,000	1.80
Edward B. Roberts	120,000	120,000	1.08
LENE L.P	80,000	80,000.72
Yona Hollander	32,000	32,000.29

(b) There is no right to vote with respect to any of the Notes until they are converted.  There is no right to vote with respect to any of the Warrants until they are exercised.

(c) None, other than the acquisition of the Notes and Warrants as described in Item 3 and Item 4 on March 4, 2003.

(d) None

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The parties listed in Item 2 are parties to a Convertible Loan Agreement.

Item 7. Material to be Filed as Exhibits.

            99.1     Convertible Loan Agreement dated as of January 29, 2003.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated	______________________ Bert Amato

Dated:	AxcessNet Resources LLC By:___________________ Title:

Dated:	Compugen Systems Ltd. By:___________________ Title:

Dated:	XDL Capital Corp. By:___________________ Title:

Dated:	_______________________ Edward B. Roberts

Dated:	LENE L.P. By:_____________________ Title: General Partner

Dated:	_______________________ Yona Hollander

EXHIBIT INDEX

Exhibit Number and Description

99.1	Convertible Loan Agreement dated as of January 29, 2003